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9/11/13

[redacted]

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SECURI 13014419 SION

ANN RT

FORM X-17A-5
PART III

RECEIVED 2013 AUG 29 PM 2:08 SEC / TM

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2013 WASH., D.C. 123

SEC FILE NUMBER
8- 37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECU Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 Wake Forest Road
(No. and Street)

Raleigh	North Carolina	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Lord — 919 839-5084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 300	Minneapolis	Minnesota	55402-1436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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9/20/13

OATH OR AFFIRMATION

I, Michael J. Lord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECU Brokerage Services, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELEANOR R. CLOSS NOTARY PUBLIC WAKE COUNTY, NC

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECU Brokerage Services, Inc.

Financial Statements and Reports

Pursuant to Rule 17a-5

Under the Securities Exchange Act of 1934

June 30, 2013 and June 30, 2012

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2013 and 2012

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Independent Auditors' Report

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SECU Brokerage Services, Inc. as of June 30, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SECU Brokerage Services, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Required Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not required parts of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 27, 2013

SECU Brokerage Services, Inc.
Statements of Financial Condition
June 30, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 680,618	$ 695,117
Restricted deposit with clearing organization	104,195	114,886
Receivable – other	20	26
Prepaid expenses	39,291	22,000
Total Assets	$ 824,124	$ 832,029

Liabilities and Stockholder's Equity

	2013	2012
Liabilities		
Accounts payable and accrued expenses	$ 12,739	$ 12,538
Payable to related parties	0	5,615
Total Liabilities	12,739	18,153
Stockholder's Equity		
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	840,000	840,000
Accumulated deficit	(128,615)	(126,124)
Total Stockholder's Equity	811,385	813,876
Total Liabilities and Stockholder's Equity	$ 824,124	$ 832,029

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Operations
Years Ended June 30, 2013 and 2012

	2013	2012
Revenues		
Service fee income	$ 375,000	$ 204,000
Interest income	932	2,442
Other income	16,959	13,398
Total Revenues	392,891	219,840
Expenses		
Account transaction fees	68,804	48,274
Account custodial fees	37,453	27,630
Regulatory and examination expenses	224,517	156,439
Professional fees	17,600	20,000
Liability insurance expense	15,628	14,798
Online system maintenance fees	23,041	23,517
Franchise tax expense	1,171	1,338
Other expenses	7,168	5,718
Total Expenses	395,382	297,714
Net Loss	$ (2,491)	$ (77,874)

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended June 30, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2011	$ 100,000	$ 840,000	$ (48,250)	$ 891,750
Net loss	-0-	-0-	(77,874)	(77,874)
Balance at June 30, 2012	$ 100,000	$ 840,000	$ (126,124)	$ 813,876
Net loss	-0-	-0-	(2,491)	(2,491)
Balance at June 30, 2013	$ 100,000	$ 840,000	$ (128,615)	$ 811,385

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Cash Flows
Years Ended June 30, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net loss	$ (2,491)	$ (77,874)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Restricted deposit with clearing organization	10,691	(14,060)
Receivable – other	6	88
Prepaid expenses	(17,291)	(16,444)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	201	1,235
Payable to related party	(5,615)	5,615
Total adjustments	(12,008)	(23,566)
Net cash and cash equivalents used in operating activities	(14,499)	(101,440)
Net decrease in cash and cash equivalents	(14,499)	(101,440)
Cash and cash equivalents, beginning of year	695,117	796,557
Cash and cash equivalents, end of year	$ 680,618	$ 695,117

The accompanying notes are an integral part of these financial statements

NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is therefore subject to certain regulatory requirements, including maintenance of specified levels of net capital.

Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves over 1.8 million members in North Carolina.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents. Certain cash equivalents are restricted and are recognized as a component of restricted deposit with clearing organization on the balance sheets.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

The Company records servicing fees when the services are provided and earned based on contractual terms, when amounts are determined and collectibility is reasonably assured. Other types of income are recognized in the period received.

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000.00 of capital stock, surplus and undivided profits. The minimum franchise tax is $35.00. For the years ended June 30, 2013 and 2012, the Company's franchise tax expenses were $1,171 and $1,338, respectively.

NOTE 2: RESTRICTED DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited cash with Pershing, LLC, a BNY Mellon subsidiary, as security for its transactions with them. As described in the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a minimum of $100,000 in a deposit account for the life of the agreement. Interest is paid monthly on the cash balances at the overnight repurchase agreement rate. The balances at June 30, 2013 and 2012 consist of cash and cash equivalents totaling $104,195 and $114,886, respectively.

NOTE 3: RELATED PARTY TRANSACTIONS

Credit Union Investment Services, Inc (Parent) provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with SECU. Certain costs of operation, including office space and all employee salary expenses, are provided to the Company by SECU at no charge. The value of the operational costs provided to the Company by SECU under this agreement is not reflected in these financial statements. The Company has no obligation to reimburse SECU for these costs. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company. At June 30, 2013 and 2012, the Company owed SECU $0 and $5,615, respectively, for expenses paid on its behalf. At both June 30, 2013 and 2012 the Company was owed $0 by both

the Parent and SECU. During the years ended June 30, 2013 and 2012, the Company incurred expenses totaling $19,215 and $116,881, respectively, which were paid by SECU.

NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance and registration fees in prepaid expenses. The balances are amortized over the term of the policy or registration fee.

NOTE 5: INCOME TAX

Deferred tax assets at June 30, 2013 and 2012 consisted of the following:

	2013	2012
Benefit of net operating loss carryforward for income tax purposes	$ 48,800	$ 48,000
Allowance for realization of benefit	(48,800)	(48,000)
Deferred tax asset recognized	$ -0-	$ -0-

Management considers whether it is more likely than not that all or some portion of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is based on consideration of available evidence, including tax planning strategies and other factors. Because the Company and its related parent have not demonstrated a history of earnings, management has established an allowance for the entire amount of the potential net operating loss benefit. For the years ended June 30, 2013 and 2012, the company had recognized $0 for income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the Financial Statements to comply with the provisions of ASC Topic 740, Accounting for Uncertainty in Income Taxes.

By statute, the tax returns for the consolidated group that includes the Company are subject to U.S. federal or state tax examinations by taxing authorities for all fiscal years ended June 30, 2010 and later.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2013 and 2012, the Company's net capital of $772,094 and $791,876, respectively, exceeded the minimum net capital requirement of $50,000 by $722,094 and $741,876, respectively, and the Company's ratio of aggregate indebtedness ($12,739 and $18,153, respectively) to net capital was 0.02 to 1 and 0.02 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2013 and June 30, 2012 FOCUS Reports.

NOTE 7: CONCENTRATIONS

The Company offers brokerage services to the members of SECU through Credit Union Investment Services, Inc., the Parent.

The Company's cash deposits are maintained at one financial institution. Balances on deposit are insured by the National Credit Union Administration (NCUA) up to specified

limits. Balances in excess of NCUA limits are uninsured. The total deposits held by this institution were $680,618 and $695,117 at June 30, 2013 and 2012, respectively.

NOTE 8: SUBSEQUENT EVENTS

Management evaluated subsequent events through August 27, 2013 the date the financial statements were available to be issued. Events or transactions occurring after June 30, 2013 but prior to August 27, 2013 that provided additional evidence about conditions that existed at June 30, 2013 have been recognized in the financial statements for the year ended June 30, 2013.

NOTE 9: OFF-BALANCE SHEET RISK

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities. A clearing broker/dealer is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to collect and authenticate funds which are passed through to the clearing broker/dealer and verify that customer transactions are executed properly by the clearing broker/dealer.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Act of 1934
At June 30, 2013 and 2012

		2013	2012
Stockholder's equity			
Common stock		$ 100,000	$ 100,000
Additional paid-in capital		840,000	840,000
Accumulated deficit		(128,615)	(126,124)
	Total stockholder's equity	811,385	813,876
Less:	Non allowable assets:		
	Receivable from related party	-0-	-0-
	Other asset	-0-	-0-
	Prepaid expenses	(39,291)	(22,000)
	Total	(39,291)	(22,000)
Net Capital		$ 772,094	$ 791,876
Aggregate indebtedness		$ 12,739	$ 18,153
Computation of net capital requirements			
Minimum net capital requirements:			
	6 2/3 percent of net aggregate indebtedness	849	1,210
	Minimum dollar net capital required	50,000	50,000
	Net capital required (greater of above)	50,000	50,000
Excess net capital		$ 722,094	$ 741,876
Percentage of aggregate indebtedness to net capital		0.02 : 1	0.02 : 1

Note: There are no differences between the net capital calculation under SEC Rule 15c3-1 shown above and the June 30, 2013 and June 30, 2012 unaudited FOCUS report Part IIA.

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3 (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Report of Independent Auditor's on Internal Accounting Control
Under Rule 17a-5 of the Securities Exchange Act of 1934

For the Year Ended June 30, 2013

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

**Independent Auditor's Report on
Internal Control as Required by SEC Rule 17a-5**

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements of SECU Brokerage Services, Inc. (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen, LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 27, 2013